Market & Research Corp.
10 Wright Street, Suite 220
Westport, CT 06880-3115

August 27, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Attention: Evan S. Jacobson

Re:	Market & Research Corp. Registration Statement on Form 10 Application for Withdrawal on Form RW

Ladies and Gentlemen:

On August 14, 2008, Market & Research Corp., a Delaware corporation (the “Company”), filed an amendment to a Registration Statement on Form 10 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

The Company hereby applies for the withdrawal of the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company requests that the Commission consent to this application on the ground that the Company is not currently prepared to comply with the Commissioner’s comments and that the withdrawal is therefore consistent with the public interest and the protection of investors.

The Company may subsequently file a new Form 10 that reflects changes responsive to the Commission’s comments.

If you have any questions concerning this letter, please contact the Company’s legal counsel, Richard A. Krantz of Robinson & Cole LLP, at 203-462-7505.

Sincerely,

MARKET & RESEARCH CORP.

By /s/ Martin C. Licht________
  Martin C. Licht
  Executive Vice President